

January 20, 2012

<u>Via E-mail</u>
Mr. Hans Helmerich
President and Chief Executive Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119-3623

>   **Re: Helmerich & Payne, Inc.
>   Form 10-K for Fiscal Year Ended September 30, 2011
>   Filed November 23, 2011
>   Preliminary Proxy Statement on Schedule 14A
>   Filed January 5, 2012
>   File No. 1-04221**

Dear Mr. Helmerich:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing(s), by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing(s) and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended September 30, 2011</u>

<u>Business, page 1</u>

<u>Contract Drilling, page 1</u>

1. We note that in your November 17, 2011 earnings call you discussed your decision to exit the mechanical rig business. Please discuss this strategic decision in your disclosure and explain terminology such as "mechanical rig," "AC-powered rig," and "SCR rig."

Risk Factors, page 6

Our offshore and land operations are subject to a number of operational risks…, page 6

2.   We note the sentence at the bottom of page 9 beginning, "In the event we engage in any hydraulic fracturing activities…" Please clarify whether (and if material, the extent to which) you currently engage in hydraulic fracturing activities.   In addition, to the extent that hydraulic fracturing activities are material to your operations, please revise this risk factor to address any material operational and financial risks associated with hydraulic fracturing. For example, any material risks related to underground migration or surface spillage or mishandling of fluids, including chemical additives that may be toxic.

Preliminary Proxy Statement on Schedule 14A Filed January 5, 2012

Proposal 4—Approval of an Amendment…, page 41

3.   Please revise the proposal concerning the revisions to your certificate of incorporation to provide stockholders the opportunity to vote on the board-declassification provision and the director-removal provision separately. Refer to Exchange Act Rule 14a-4(a)(3) and – (b)(1). For further guidance, refer to SEC Release No. 34-31326, Part II.H. You may indicate, as appropriate, that the implementation of each matter is conditioned on the stockholders' approval of the related matter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director